Exhibit 4.16

Summary of Syndicate Loan Agreement dated March 23, 2012, between Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing

International Corporation, as guarantor, and China Development Bank, The Export-Import Bank Of China, China Construction Bank, Bank of Shanghai, Bank of Beijing

On March 23, 2012, Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”) entered into a seven-year loan agreement with an aggregate principal amount of US$600 million with a syndicate of banks based in the People’s Republic of China, including China Development Bank and the Export-Import Bank of China , China Construction Bank, Bank of Shanghai, Bank of Beijing.

The draw-down period under the loan is one year and nine months. The loan is repayable in six semi-annual installments beginning in March 2014. The Registrant has guaranteed SMIC Beijing’s obligations under the loan, which is also secured by the manufacturing equipment located in the SMIC Beijing and Semiconductor Manufacturing International (Tianjin) Corporation (“SMIC Tianjin”) fabs, and 100% equity pledge of SMIC Beijing and SMIC Tianjin.

Any of the following in respect of SMIB would constitute an event of default during the term of the loan agreement:

1.   Total Liabilities/Total Assets is more than 65% (Total Liabilities exclude Shareholder’s loans); or

2.   (Net Profit + Depreciation + Amortization + Interest Expenses + Cash flow from Financing)/(Principal + Interest Expenses) is less than 100%.